FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 14, 2009

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic’s innovative betting games chosen by Rank Interactive

One of the UK’s largest interactive betting operators signs multi-year deal to license at least 10 of CryptoLogic’s top games

October 14, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has signed a multi-year agreement to license a suite of compelling online betting games to Rank Interactive, a division of Rank Group Plc, a leading European gaming business listed on the London Stock Exchange.

CryptoLogic will provide at least 10 of its most popular branded and unbranded slot games for inclusion on Rank Interactive’s websites, including www.bluesq.com, www.meccabingo.com, and www.gcasino.com. Two games are already live with more scheduled to go live throughout the fourth quarter and further roll-outs scheduled for the first half of 2010.

The games are being deployed through Orbis Technology, a global platform solutions provider to the betting industry, and will provide CryptoLogic with recurring revenue based on wagers placed by Rank Interactive’s customers.

The deal takes the total number of CryptoLogic licensees to 28.

Justin Thouin, Vice-President of CryptoLogic, said: “Demand for our games remains strong as illustrated by this agreement with Rank Interactive, a well respected UK brand. With each new licensee, we open up a new recurring revenue stream that will improve our profitability and long term growth prospects.”

Angus Nisbet, Gaming Director at Rank Interactive, commented: “At Rank Interactive we have been looking to build on our success and expand our increasingly popular games offering. By striking this deal with CryptoLogic our customers are gaining access to the very best and most innovative betting games on the market, enhancing our relationship and revenue prospects going forward.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet with award winning games featuring some of the world’s most famous action and entertainment characters. Its licensees include many of the world’s best known Internet gaming brands including the “big four” international operators. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Rank Interactive

Rank Interactive is a remote gaming and betting business established in 1999 by Rank Group Plc, one of UK’s top 350 companies listed on the London Stock Exchange. Rank Interactive has an active membership of 300,000 with annual sales of over £50 million and an operating profit of over £7 million. Principally comprising Bluesq.com (sports betting, casino, poker and games) and meccabingo.com (bingo), Rank Interactive’s primary market is Great Britain, although it also provides betting and gaming websites in Spanish, German, Danish and Swedish.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.